Exhibit 99.10

PACIFIC THERAPEUTICS LTD. DIRECTOR RESIGNATION

VANCOUVER, BC, Canada – November 17, 2015 – Pacific Therapeutics Ltd. (CNSX: PT) (OTC:PCFTF) (Frankfurt: 1P3) (the “Company”) is a clinical stage specialty pharmaceutical company focused on the repurposing and reformulation of existing approved drugs for large markets.

The Company announces the resignation of Mr. Neil Cox as Director and will be seeking a suitable qualified candidate to replace Mr. Cox and will announce the appointment as soon as possible.

Derick Sinclair
President & CEO
dgs.vcr@gmail.com
778-370-1372

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

500-666 Burrard Street
Vancouver BC V6C3P6